This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Buffered Return Enhanced Notes Linked to Energy Select Sector SPDR® Fund due November 22, 2017

J.P.Morgan

- The notes are designed for investors who seek a return of 1.5 times any appreciation of the Energy Select Sector SPDR® Fund, up to a maximum return of 30.48% at maturity.
- Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 15%, be willing to lose some or all of their principal amount at maturity.
- The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Fund:	Energy Select Sector SPDR® Fund
Upside Leverage Factor:	1.50
Maximum Return:	At least 30.48%.
Fund Return:	(Final Share Price – Initial Share Price) / Initial Share Price
Buffer Amount:	15%
Downside Leverage Factor:	1.1765
Initial Share Price:	The closing price of one share of the Fun on the pricing date
Final Share Price:	The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates

Payment at Maturity:

If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 1.50, subject to the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × Fund Return x 1.50), subject to the Maximum Return

If the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to 15%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 15%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Fund Return + 15%) × 1.1765]

You will lose some or all of your principal amount at maturity if the Final Share Price is less than the Initial Share Price by more than 15%.

Pricing Date:	November 20, 2015
Ending Averaging Dates:	November 13, 2017, November 14, 2017, November 15, 2017, November 16, 2017, and November 16, 2017 (the Final Ending Averaging Date)
Preliminary Termsheet:	http://www.sec.gov/Archives/edgar/data/19617/000095010315008911/dp61258_fwp-1116.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity


$2,500
$2,000
$1,500
$1,000
$500
$0
Payment at Maturity
Note Payoff at Maturity
Fund Return
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
Fund Return

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used herein is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Share Price of 70.00 and reflects an upside leverage factor of 1.5, a downside leverage factor of 1.1765, the maximum return of 30.48%, and a buffer amount of 15%

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss.
- If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 30.48%, regardless of the appreciation in the Fund, which may be significant.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- No ownership or dividend rights in the stocks which comprise the Fund.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- The anti-dilution protection for the Fund is limited.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.
- The averaging convention used to calculate the Ending Fund Level could limit returns.
- Risks associated with the energy sector.

Hypothetical Examples of Total Return at Maturity

Final Share Price	Fund Return	Total Return
115.50	65.00%	30.480%
105.00	50.00%	30.480%
98.00	40.00%	30.480%
91.00	30.00%	30.480%
84.00	20.00%	30.000%
80.50	15.00%	22.500%
77.00	10.00%	15.000%
73.50	5.00%	7.500%
71.75	2.50%	3.750%
70.00	0.00%	0.000%
68.25	-2.50%	0.000%
66.50	-5.00%	0.000%
63.00	-10.00%	0.000%
59.50	-15.00%	0.000%
56.00	-20.00%	-5.882%
49.00	-30.00%	-17.648%
42.00	-40.00%	-29.413%
35.00	-50.00%	-41.178%
28.00	-60.00%	-52.943%
14.00	-80.00%	-76.473%
0.00	-100.000%	-100.000%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: November 17, 2015